

January 10, 2011

Ms. Marion Matson
VDO-PH International
10175 Spencer Street, #2026
Las Vegas, NV 89183

      Re: **VDO-PH International**
              Amendment 5 to Registration Statement on Form S-1
              Filed January 4, 2011
              File No. 333-168941

Dear Ms. Matson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Manufacturing, page 17

1. We note your revisions pursuant to comment 2 from our letter dated December 22, 2010. Your disclosure remains unclear as to how your product will provide all of the services described. For example, at the top of page 17 you state that your software and "other software programs are loaded in the off the shelf computer…" But, later on page 17 you state that "[t]here are no off the shelf software programs." For each of the three main products/services to be provided, telephone, full motion video phone and computer, clearly articulate whether the service/product will be provided by your software, an identified other source or some combination thereof. Make sure your added disclosure accounts for the capabilities highlighted in your two charts on page 17.

Management's Discussion and Analysis or Plan of Operation, page 19

Plan of Operations, page 19

2. We note your response to comment 3 from our letter dated December 22, 2010 and the addition of the second sentence in the fifth paragraph of this section. Unless you intend to state that the founding family members will be responsible for the administration of disclosure and accounting controls, please move the second sentence to another location.

Requirements, page 20

3. We note your response to comment 5, but still believe that the itemized expenses provided do not reconcile with your total requirements figures. For example, the sum of rent and utilities costs ($60,000) and payroll assuming product launch ($265,000) results in expenses higher than the $318,000 total figure disclosed. Note that the foregoing calculation does not include any of the other itemized expenses. Carefully revise to ensure that the sum of the respective itemized expenses provided reconcile with the total funds needed over the next twelve months figures.

Recent Sales of Unregistered Securities, page 28

4. We note that your revised disclosure does not contain all of the information requested in comment 7 from our letter dated December 22, 2010. Furthermore, the presentation of your information remains hard to follow. Please clearly provide all of the following information as follows. Underneath your disclosure in the first sentence of this section, please set forth in one paragraph the 13,333,328 shares issued to the founding family members and the additional 196,472 shares issued for cash consideration. For both the family members and the shareholders who otherwise received their shares for cash, disclose the number of persons who received shares, the purchase price, the total consideration received and the exemption relied upon. In a separate paragraph, please set forth the 6,000,000 shares issued for services rendered. Within this paragraph please disclose the number of persons who receive the shares, the value, both individually and in the aggregate, placed upon those shares, a description of the services rendered and the exemption relied upon. Remove your disclosure about the number of shares received for services that are being registered.

Exhibit 23.1

5. Please file an updated consent from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3384 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Via facsimile to (954) 351-2605
        Wani Iris Manly, Esq.
        W. Manly, P.A.